LAW OFFICES
SAMUEL KORNHAUSER
155 Jackson Street, Suite 1807, San Francisco, CA 94111
(415) 981-6281; FAX (415) 981-7616
skornhauser@earthlink.net
SAMUEL KORNHAUSER
April 30, 2009
Kevin Rupert
United States Securities and Exchange Commission
100 F Street NE, Mail Stop 4720
Washington, D.C. 20549
Re:      The Navellier Performance Funds N1-A Registration No.’s 33-80195 and 811-9142
Dear Mr. Rupert:
     In response to your March 11, 2009 telephone comments concerning the Navellier Performance Funds’ (“the Fund”) February 28, 2009 Rule 485A POS N1-A filing, I on behalf of the Fund and its Board of Trustees respond as follows:
1. The Fund acknowledges and agrees that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2. The Fund will, beginning with the June 30, 2009 Semi-Annual Report and thereafter and in all subsequent N1-A filings (in the SAI) and as a footnote to the financial highlights, designate and disclose the dollar amount that the Investment Advisor can recoup in previously waived expense advances for the applicable three years. In fact, the Fund made that disclosure in its N1-A 485(b)POS filed today.
3. The Fund has also made the suggested change regarding the note to the financial highlights explaining that because of the significant loss in assets due to the recent market downturn, the expense ratio was higher (8.6%) during the month of December 2008 than the average expense ratio for the entire year.
4. The Fund (Investment Advisor) hereby undertakes and agrees that beginning with the Semi-Annual Report for the period ended June 30, 2009 and all Semi-Annual and Annual Reports thereafter, the Fund will provide a more detailed discussion (in management’s discussion of Fund performance) of the reasons for the performance of the Fund for the applicable period.

Kevin Rupert
April 30, 2009

5. There is no difference between classes of shares (in fact, there no longer are different classes of Fund shares) in the Investment Advisor’s ability to recoup waived expenses.
6. There have been no substantive changes made in the N1-A filed today as to the Fundamental A Portfolio from the N1-A filing last year, except updates and addressing the staff’s recent comments. However, the Aggressive Micro Cap Portfolio and the Mid Cap Growth Portfolio and the Mid Cap Growth Portfolio, Class I Shares have been closed.
7. We have corrected Exhibit C to the N1-A to clarify the dates on which documents incorporated by reference were filed.
I believe that this addresses all of your comments. If you have any questions, please let me know. Thanks again for your cooperation.

Sincerely,

/s/ Samuel Kornhauser
Samuel Kornhauser
SK:ds